GROUNDWORX, INC.

(Formerly Gravity Technologies LLC)

A Delaware Corporation

REVIEWED FINANCIAL STATEMENTS

For the Years Ended December 31, 2025 and 2024

(2024 As Restated)

With Independent Accountant's Review Report

Prepared for Regulation Crowdfunding (Reg CF) Ongoing Reporting
Pursuant to SEC Rule 227.202

DARIEN
ADVISORS

Independent Accountant's Review Report

To the Board of Directors and Stockholders of GroundWorx, Inc.

We have reviewed the accompanying financial statements of GroundWorx, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. GAAP. We are required to be independent of GroundWorx, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued 2024 Financial Statements

As discussed in Note 4 to the financial statements, the Company's previously issued financial statements as of and for the year ended December 31, 2024 have been restated to correct misstatements, including the understatement of accounts payable, the omission of accounts receivable, the unrecorded conversion of a convertible note, and the remeasurement of operating lease balances. Our conclusion is not modified with respect to this matter.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

As discussed in Note 2, the Company has incurred recurring losses, has a stockholders' deficit, and has negative working capital, which raise substantial doubt about its ability to continue as a going concern. Management's plans are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Cameron Browne
Darien Advisors
Denver, CO
August 10th, 2026

GROUNDWORX, INC.
STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2025 and 2024

(2024 As Restated — see Note 4)

	2025	2024
REVENUES:		
Hardware sales	125,617	244,216
Monitoring and subscription services	255,648	206,776
Services, shipping and other income	15,060	6,287
Total revenues	396,325	457,279
COST OF REVENUES:		
Hardware, platform and development costs	248,022	245,219
Total cost of revenues	248,022	245,219
GROSS PROFIT	**148,303**	**212,060**
OPERATING EXPENSES:		
Payroll and partner payments	155,300	148,364
Professional fees	18,551	134,483
Marketing and commissions	52,399	100,271
Office and administrative	29,247	39,223
Travel and telecommunications	61,457	18,577
Shipping, freight and other operating expenses	7,815	10,562
Total operating expenses	324,769	451,480
OPERATING LOSS	**(176,466)**	**(239,420)**
OTHER INCOME (EXPENSE):		
Interest expense	(9,580)	0
Loss on extinguishment of debt (Note 7)	0	(128,732)
Other income	1,172	0
Total other income (expense), net	(8,408)	(128,732)
NET LOSS	**(184,874)**	**(368,152)**

See accompanying notes to financial statements.

GROUNDWORX, INC.
BALANCE SHEETS
December 31, 2025 and 2024
(2024 As Restated — see Note 4)

	2025	2024
ASSETS		
Current Assets:		
Cash and cash equivalents	9,296	8,845
Accounts receivable	7,253	30,704
Inventory	86,704	32,711
Total current assets	103,253	72,260
Property and equipment, net	0	0
TOTAL ASSETS	**103,253**	**72,260**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities:		
Accounts payable	666,196	533,270
Accrued expenses	91,025	84,000
Deferred revenue	111,054	99,465
Sales and other taxes payable	26,484	22,865
Loans payable	60,503	35,640
Related party loans payable	26,280	21,280
Total current liabilities	981,542	796,520
Long-term Liabilities:		
Notes payable — long-term	25,845	0
Total Liabilities	**1,007,387**	**796,520**
Stockholders' Deficit:		
Common stock ($0.0001 par; 10,000,000 authorized; 6,002,532 shares issued and outstanding)	600	600
Additional paid-in capital	2,970,063	2,965,063
Accumulated deficit	(3,874,797)	(3,689,923)
Total stockholders' deficit	(904,134)	(724,260)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	**103,253**	**72,260**

See accompanying notes to financial statements.

GROUNDWORX, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Years Ended December 31, 2025 and 2024

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2024, as previously reported	600	2,731,909	(2,852,739)	(120,230)
Restatement adjustment (Note 4)	0	0	(469,032)	(469,032)
Balance, January 1, 2024, as restated	**600**	**2,731,909**	**(3,321,771)**	**(589,262)**
Conversion of convertible note (Note 7)		233,154		233,154
Net loss, as restated			(368,152)	(368,152)
Balance, December 31, 2024, as restated	**600**	**2,965,063**	**(3,689,923)**	**(724,260)**
Capital contribution		5,000		5,000
Net loss			(184,874)	(184,874)
Balance, December 31, 2025	**600**	**2,970,063**	**(3,874,797)**	**(904,134)**

See accompanying notes to financial statements.

GROUNDWORX, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2025 and 2024
(2024 As Restated — see Note 4)

	2025	**2024**
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	(184,874)	(368,152)
Loss on extinguishment of debt (non-cash)	0	128,732
Adjustments and changes in operating assets and liabilities:		
Accounts receivable	23,451	(5,895)
Inventory	(53,993)	4,922
Accounts payable	158,771	103,990
Accrued expenses	7,025	84,000
Deferred revenue	11,589	33,171
Sales and other taxes payable	3,619	9,101
Net cash used in operating activities	(34,412)	(10,131)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from loans payable	32,807	0
Repayments of loans payable	(7,944)	0
Proceeds from related party loans	5,000	5,250
Capital contributions	5,000	0
Net cash provided by financing activities	34,863	5,250
NET INCREASE (DECREASE) IN CASH	**451**	**(4,881)**
CASH AND CASH EQUIVALENTS, beginning of year	8,845	13,726
CASH AND CASH EQUIVALENTS, end of year	9,296	8,845
SUPPLEMENTAL DISCLOSURE:		
Cash paid for interest	2,555	0
Cash paid for income taxes	0	0
NON-CASH FINANCING ACTIVITIES:		
Conversion of convertible note and accrued interest to equity	0	233,154
Accounts payable converted to notes payable	25,845	0

See accompanying notes to financial statements.

GROUNDWORX, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

GroundWorx, Inc. (the "Company") was originally formed as Gravity Technologies LLC, a Washington limited liability company, on August 18, 2014. On August 13, 2024, the Company converted from a Washington LLC to a Delaware corporation pursuant to Section 265 of the Delaware General Corporation Law and RCW 25.15.446. The Company operates under the trade name "GroundWorx" and is headquartered in Washington State.

The Company designs, develops, manufactures, and sells Internet of Things (IoT) sensor solutions and cloud-based monitoring platforms for industries including golf course management, agriculture, sports field management, and environmental monitoring. Revenue is generated through hardware sales, monthly recurring subscription services for platform access and monitoring, and related professional services.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2025, the Company has an accumulated deficit of approximately $3.87 million, a stockholders' deficit of approximately $904,000, and negative working capital of approximately $878,000, including accounts payable of $666,196 (of which approximately $248,000 is payable to the Company's contract manufacturer, including invoices dating to 2022). The Company incurred net losses of $184,874 for the year ended December 31, 2025 and $368,152 (as restated) for the year ended December 31, 2024. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans to address this uncertainty include: (1) continuing to grow recurring monitoring and subscription revenue, which increased to $255,648 in 2025 and now represents approximately 64% of total revenues; (2) pursuing equity financing, including through Regulation Crowdfunding; (3) managing vendor obligations and operating expenses; and (4) pursuing strategic partnerships. There can be no assurance that these plans will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The 2024 financial statements have been restated as described in Note 4.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Significant estimates include the net realizable value of inventory. Actual results could differ from those estimates.

Revenue Recognition (ASC 606): Revenue is recognized when control of promised goods or services is transferred to customers. Hardware sales are recognized at the point in time when delivered. Monitoring and subscription services are recognized ratably over the subscription period. Amounts invoiced in advance of performance are recorded as deferred revenue ($111,054 and $99,465 at December 31, 2025 and 2024, respectively).

Inventory: Inventory consists of sensors and stations, stated at the lower of cost (FIFO method) or net realizable value. See Note 5.

Income Taxes: The Company converted to a C corporation on August 13, 2024 and accounts for income taxes under ASC 740 from that date; for periods prior to conversion the Company was a limited liability company and income or loss passed through to its members. At December 31, 2025 the Company has federal net

operating loss carryforwards of approximately $624,000. A full valuation allowance has been established against deferred tax assets due to uncertainty regarding realization.

NOTE 4 - RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's financial statements as of and for the year ended December 31, 2024 (issued January 28, 2026), management identified misstatements in those financial statements and in the opening accumulated deficit. The 2024 financial statements presented herein have been restated to correct the following: (a) accounts payable was understated by $464,316; (b) accounts receivable of $30,704 was omitted; (c) the April 2024 conversion of the Thomas G. Handley Trust convertible note was not recorded, resulting in the continued presentation of $100,000 of notes payable and $4,422 of interest payable, the omission of a $233,154 credit to additional paid-in capital, and the omission of a $128,732 loss on extinguishment of debt; (d) operating lease right-of-use asset and lease liability balances of $42,923, which had been recorded although the Company held no lease agreement, were eliminated; (e) inventory was reduced from $41,121 to $32,711; and (f) deferred revenue and taxes payable were corrected. The cumulative effect of misstatements relating to periods prior to January 1, 2024 of $469,032 has been recorded as an adjustment to opening accumulated deficit. The Company also amended its 2024 federal income tax return to reflect the revised financial data; the amendment did not change the Company's tax liability.

The effects of the restatement on the December 31, 2024 balance sheet and 2024 results are summarized below:

	As Previously Reported	As Restated
Total assets	92,889	72,260
Accounts payable	68,954	533,270
Total liabilities	465,524	796,520
Total stockholders' deficit	(372,635)	(724,260)
Net loss	(252,405)	(368,152)

The previously issued statements also reflected an internal inconsistency in the reported net loss ($252,442 in the statement of operations and $252,405 elsewhere), which is eliminated by this restatement.

NOTE 5 - INVENTORY

Inventory consists of sensors and stations held for resale and totaled $86,704 as of December 31, 2025, compared to $32,711 (as restated) as of December 31, 2024. The December 31, 2025 balance represents production units received from the Company's contract manufacturer in December 2025 and held at the Company's San Diego location at year end, stated at cost by reference to the related manufacturer invoices. During 2025, the cost of units shipped directly to customers and of opening inventory sold during the year, totaling $126,949, was charged to cost of revenues based on management's identification of units on hand at year end from purchasing and receiving records.

NOTE 6 - LEASES

The Company does not hold any lease agreements and has no leased office space. Right-of-use asset and lease liability balances presented in previously issued financial statements were recorded in error and have been eliminated as part of the restatement described in Note 4. Occupancy and workspace costs, where incurred, are expensed as incurred.

NOTE 7 - DEBT

Convertible note conversion. On April 6, 2022, the Company issued a $100,000 convertible security note to the Thomas G. Handley Trust bearing simple interest at 6.0% per annum, convertible at the lesser of 80% of a qualified financing price or a $7,500,000 valuation cap. On April 30, 2024, the note and accrued interest of $4,422 were converted into member units of the Company, together with additional restricted units. The Company recorded a credit to additional paid-in capital of $233,154, representing the fair value of the units issued, and recognized a loss on extinguishment of debt of $128,732, which is included in the restated 2024

results. Interest for two full years was settled through the grant of additional restricted stock options in connection with the conversion.

Loans payable. Loans payable of $60,503 at December 31, 2025 ($35,640 at December 31, 2024) consist of: a loan payable to Craig Kirkpatrick of $35,640 bearing interest at 7% per annum; a working capital loan from WebBank (QuickBooks Capital) with a balance of $19,863, drawn during 2025 and repayable in monthly installments including interest; and a $5,000 advance received from Andrew Wapstra in December 2025.

Notes payable. Notes payable of $25,845 at December 31, 2025 consist of: $10,971 payable to Dave Dutch, arising from the January 2025 conversion of an account payable that Mr. Dutch satisfied on the Company's behalf; and $14,874 payable to Diego Borrego under a promissory note dated May 29, 2024, bearing interest at 6% per annum, payable in monthly installments of $1,000 and convertible at the holder's option into equity at the Company's then-current valuation. The Borrego obligation was carried within accounts payable at December 31, 2024 and was reclassified to notes payable in May 2025; total liabilities at December 31, 2024 are unaffected.

A promissory note in favor of JROSS Strategies LLC dated November 30, 2023 was not funded and has been cancelled; no amounts are or were outstanding under that instrument. The holder's shareholding arises from a cash subscription for LLC units subsequently exchanged for common stock in the corporate conversion.

During 2025 the Company recorded accrued interest of $7,025 on the Kirkpatrick (7% per annum), Borrego (6% per annum), and Dutch (6% per annum) obligations, covering 2024 and 2025 as an immaterial catch-up adjustment; this interest is expected to be settled through the restricted stock option grants described in Note 11. Total interest expense for 2025 was $9,580, which also includes interest on the QuickBooks Capital working capital loan.

Interest expense of $2,555 was recognized in 2025.

NOTE 8 - RELATED PARTY TRANSACTIONS

Brad David, CEO and Chairman, received partner payments of $155,300 during 2025 ($147,864 in 2024) for compensation and advances. Related party loans payable of $26,280 at December 31, 2025 ($21,280 as restated at December 31, 2024) consist of loans from Diego Borrego ($1,122), Kelly Hill ($17,500), the Kubacak family ($1,697; Dennis Kubacak, a shareholder, passed away in July 2025 and amounts are payable to his estate), Vince Petrella ($2,500), and other related parties ($3,462), including a $5,250 advance received in December 2024 through H A AG Solutions LLC (Chad Dinkins). Mr. Petrella's loans of $2,500 were advanced in December 2025. The promissory notes payable to Diego Borrego, a director, are described in Notes 7 and 11. All related party transactions have been conducted at arm's length.

NOTE 9 - STOCKHOLDERS' EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2025 and 2024, 6,002,532 shares were issued and outstanding, including 93,262 shares held by the Thomas G. Handley Trust issued upon the April 2024 note conversion (Note 7). The Company maintains stock option plans with 2,000,000 options allocated, of which 1,646,494 options and 165,499 warrants were outstanding at December 31, 2025, with strike prices ranging from $1.00 to $2.50 per share, including restricted stock options granted or to be granted in settlement of interest on the converted Handley Trust note.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

The Company has a Master Services Agreement with Morey Corporation for manufacturing services and agreements with KORE Wireless for cellular airtime and IoT connectivity services. At December 31, 2025, amounts payable to Morey Corporation totaled approximately $248,000, including invoices outstanding since 2022.

The Company replaces deployed sensor units that fail prematurely under its standard warranty practice. Per management, the majority of field replacements result from damage caused by third-party equipment, which is

not covered by warranty, and the volume of no-charge warranty replacements has not been significant. Accordingly, no warranty accrual has been recorded, as management estimates any such obligation to be immaterial.

As of December 31, 2025, the Company is not aware of any pending litigation.

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 10, 2026, the date the financial statements were available to be issued. On June 29, 2026, the Company's amended 2024 federal income tax return was accepted by the IRS, reflecting the restated financial data with no change in tax liability. During 2026, the Company issued promissory notes to Diego Borrego, a director, totaling $9,290: $2,500 in March 2026, $800 in April 2026, and $5,990 in April 2026 in connection with amounts advanced for a grant-application services invoice; each bears interest at 6% per annum and is convertible at the holder's option into equity at the Company's then-current valuation.

During 2026, the Company's board approved a plan to convert approximately $422,000 of outstanding obligations — including the Kirkpatrick loan, the Dutch and Borrego notes, the Hill related party loan, accrued interest on the converted Handley Trust note, and accrued compensation for services — into restricted stock options at the Company's then-current valuation.

During 2026, the Company commenced an equity raise, including a Regulation Crowdfunding offering of preferred seed shares and additional common share investments. No other material subsequent events requiring adjustment or disclosure have been identified.